Kazia Therapeutics Limited Three International Towers, Level 24 300 Barangaroo Avenue Sydney, NSW 2000 Australia

VIA EDGAR

August 23, 2018

Ms. Ada Sarmento

Senior Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Kazia Therapeutics Limited

Registration Statement on Form F-3

Filed on July 19, 2018

File No. 333-226240

Dear Ms. Sarmento,

In connection with the above-captioned registration statement on Form F-3 (the “Registration Statement”), set forth below are the responses of Kazia Therapeutics Limited (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in the comment letter dated July 24, 2018, relating to the Registration Statement.

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement (the “Amendment No. 1”). At the request of the Staff, two marked copies of Amendment No. 1 will be hand delivered to you to show all changes made to the Registration Statement.

For your convenience, each response below is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers correspond to Amendment No. 1, unless otherwise indicated.

Incorporation By Reference, page 29

1.

Please incorporate by reference the description of the securities being registered contained in a registration statement filed under Section 12 of the Exchange Act as required by Item 6(a) of Form F-3.

Response: In response to the Staff’s comment, the Company has amended its disclosure on Page 29 of Amendment No. 1 to specifically incorporate by reference the description of its securities from the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2017 in accordance with the principles described in Question 123.07 of the Staff’s Securities Act Compliance & Disclosure Interpretations guidance.

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If you have any questions or comments, please call Nate Douglas of Baker & McKenzie at (202) 835-4277.

Very truly yours,

Kazia Therapeutics Limited

By:	/s/ Kate Hill
Name:	Kate Hill
Title:	Company Secretary

Cc:	Andrew Reilly

Baker & McKenzie

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